Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON

Report Date: 26th February 2026

Effective Date: 15th October 2025

I, Guoliang (Leon) Ma, P.Geo., of Vancouver, British Columbia, do hereby certify that:

1.	I am currently employed as a Manager Exploration and Resource with Silvercorp Metals Inc. with an office at Suite 1750-1066 W. Hastings Street, Vancouver, BC V6E 3X1, Canada.

2.	This certificate applies to the technical report titled “NI 43-101 Technical Report and Updated Mineral Resource Estimate for the Tulkubash and Kyzyltash Chaarat Gold Project, Republic of Kyrgyzstan” with an effective date of 15 October 2025, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3.	I am a graduate of Laval University in Quebec City, Canada (Masters of Science in 2001). I am a member in good standing of the Association of Professional Geoscientists Ontario (License #1967). I have practiced my profession for a total of 30 years. I have experience in the preparation of Resource and Reserve statements, due diligence reviews, and mining and exploration property valuations across a broad range of metalliferous mining projects.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have not visited the Chaarat Gold Project.

6.	I am responsible for reviewing all sections of the Technical Report and take a general responsible role as “QP” for the report.

7.	I am a full-time employee and, therefore, not independent of the Issuer.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9.	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 6th day of March, 2026.

original signed by
Guoliang Ma, P.Geo.

Email:leon@silvercorp.ca